Exhibit 4.C

                       AMENDMENT TO 1985 STOCK OPTION PLAN
                        (Effective as of January 8, 1998)



The first sentence of the first paragraph of Article 13 is amended to read as follows:

     "The total amount of Stock on which Options may be granted under the Plan and rights under Options and related Stock Appreciation Rights (both as to the option price and the number of shares of Stock receivable on exercise thereof) shall be appropriately adjusted for (i) a stock split, (ii) stock dividend on Stock, (iii) a subdivision or combination of shares of Stock, (iv) a reclassification of Stock, (iv) a merger or consolidation in which the Company shall be the surviving corporation (in accordance with the provisions contained in the next following paragraph), or (v) other event affecting Stock."